

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 30, 2016

Anatolii Antontcev
President, Director and Treasurer
21/37 moo 4, Bangrak
Bophut, Koh Samui
Surat Thani Province, Thailand 84320

      **Re:**    **Kriptech International Corp.**
              **Registration Statement on Form S-1**
              **Filed November 28, 2016**
              **File No. 333-214815**

Dear Mr. Antontcev:

Our preliminary review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, your auditor, Monte C. Waldman, CPA, is not registered with the PCAOB. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiency and provide a valid audit report.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                      Sincerely,

                      /s/ Kathleen Krebs, for

                      Larry Spirgel
                      Assistant Director
                      AD Office 11 – Telecommunications